Exhibit 99.1

 Company Presentation  August 2023

 This presentation contains "forward-looking statements" relating to future events, and AgPlenus (the “Company”) and its parent, Evogene Ltd. (“Evogene”, and collectively “we”, “us”, “our”), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws. Such forward-looking statements may be identified by the use of such words as “believe”, “expect”, “anticipate”, “should”, “planned”, “estimated”, “intend” and “potential” or words of similar meaning. We are using forward-looking statements in this presentation when we discuss our value drivers, growing market’s expectations, challenges, business model and potential revenue stream, commercialization efforts and timing, product development and launches, estimated market sizes and milestones, as well as the capabilities of Evogene’s and our technology.   Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, those described in greater detail in Evogene's Annual Report on Form 20-F and in other information Evogene files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “Risk Factors”.   Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.  The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene or the Company.   The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.  Forward-Looking Statements

 Agenda  01// Vision, challenges & our solution  02// The technology platform  04// Business development  03// Product pipeline  05// Summary

 Our Vision  Novel and safe crop protection products  Design and develop novel and safe crop protection products allowing food security for the rapidly growing world population  Our Mission  AI and science to boost novel crop protection development  To direct and accelerate the development of target-based novel crop protection products, utilizing a revolutionary tech-engine based on AI, combined with a deep understanding of biology and chemistry

# Agrochemical Market Growth Drivers

## Market growth forecast for 2028 ~$92B

2023 Est., ~$70B (E.CAGR 4.7%)*

**10B**

The world's population in 2050

**50%**

of the world's population lives in urban areas

**60%****

increase in food production to feed the world

**Agro-chemical pesticide**

is a well proven economical approach for increase of crop yields

agPlenus

*https://www.mordorintelligence.com/

** with a focus on plant-based food

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 Agrochemical Market Challenges  Food  Security Risk  Increase of Pest Resistance & Regulatory Requirements  Reduced tools due to regulatory requirements  Resistant pests   Increased application rate resulting in environmental damage  Long and Expensive Development  Time to market 10-12 years  Average cost of $286M  160K molecules synthesized   Lack of Innovation  Decrease in discovery of new pesticides  Lack of capabilities to identify protein targets  Novel products & an effective product development approach are urgently needed

 01  Target Protein Selection  02  Small Molecule Inhibitor Identification   Target Protein - an essential protein, that upon loss of its function compromises the organism.  The ChallengeTo find a novel, safe, and druggable Target Protein from the thousands of proteins in the relevant organism, with a new mode-of-action (MOA) that will not result in adverse cross-reactivity in beneficial species.  Key Product Development Challenges   A small molecule inhibitor - is a chemical compound that effectively modulates or inhibits the activity of the target protein.  The ChallengeTo find a novel molecule inhibitor out of the billions of potential chemical compounds, that both effectively and selectively affects the target protein.

 Our Solution -AI and Science for Novel Crop Protection  Addressing environmental safety and selectivity early in discovery  Cost-effective, wet screening of only hundreds of compounds   Reduced time to market  AI- based rapid virtual screening of 1010 compounds  Computational prediction of essential druggable proteins  Well-provendrug designin-silico approach assimilated into the tech-engine   Robustcomputational platform  Increase probability of success

# AgPlenus' Holistic Discovery Approach

**ChemPass AI FOR Ag**

Predictions verified by wet assays

## Protein Target Selection

- 'TargetSelector'[1]
- 'Evolve'
- Target validation

## Small Chemical Molecule Identification

- 'PointHit'
- in-vitro screening
- in-vivo screening

## Small Chemical Molecule Optimization

- 'ActiveSearch'
- 'De-novo SAR'[2]
- Tox & Ag models
- Pesticide similarity
- Greenhouse and field studies

**Leading compounds** for pre-development

1- under PoC. 2- under development.

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# AgPlenus' Holistic Discovery Approach

**ChemPass AI for Ag**

Predictions verified by wet assays

**Protein Target Selection**

- **'TargetSelector'[1]**
- 'Evolve'
- **Target validation**

**Small Chemical Molecule Identification**

- 'PointHit'
- in-vitro screening
- in-vivo screening

**Small Chemical Molecule Optimization**

- 'ActiveSearch'
- 'De-novo SAR'[2]
- Tox & Ag models
- Pesticide similarity
- Greenhouse and field studies

**Leading compounds for pre-development**

agPlenus

1- under PoC. 2- under development.

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 TargetSelector -A computational approach foridentification of essential proteins  Cost-effective and time-efficient approach  Addressing environmental safety and selectivity early in discovery  11  Variety of novel targets (less researched)

 TargetSelector  Essentiality  Predicting proteins necessary for the survival, growth, and reproduction of an organism  Cellular pathways  Connecting the target protein to biological pathways essential for cellular processes  Druggability  Computational assessment of the likelihood of a small molecule to modulate a target   Target-related safety   Assessing on-target and off-target safety-related issues  Target  Selector

 TargetValidation  Knocking down the targeted protein results in severe growth inhibition   *Transgenic Arabidopsis   In the presence of target gene silencer inducer  No treatment (control)

# AgPlenus' Holistic Discovery Approach

**Protein Target Selection**

**Small Chemical Molecule Identification**

**Small Chemical Molecule Optimization**



ChemPass AI FOR Ag

Predictions verified by wet assays

- 'TargetSelector'[1]
- 'Evolve'
- Target validation

- **'PointHit'**
- in-vitro screening
- in-vivo screening

- 'ActiveSearch'
- 'De-novo SAR'[2]
- Tox & Ag models
- Pesticide similarity
- Greenhouse and field studies

**Leading compounds for pre-development**

agPlenus

1- under PoC. 2- under development.

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# PointHit - a Virtual High Throughput Screening Tool

- Highly efficient deep docking of up to 30B compound DB (>400-fold acceleration)*
- Supplemented with proprietary machine-learning (ML) tools to evaluate bioavailability

## Advantages

Increases structural variability and opportunity to find Hits

Reduces the volume of downstream analysis - cost and time-effective



Pharmacophore models
Protein Structure
Pharmacophore
~40M
Docking
~1M
DeepDocking
~30B
Interactions
Cavities
Toxicity
Ag models
~100K
Pareto
Clustering
~10K
Automatic computational steps
User-operated filtration apps
Eyeballing
~100
Purchase for testing

agPlenus

* Gorgulla et al. Nature. 2020;580(7805):663

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 PointHit - Start-to-End Case Study  Identification of novel Hits  Clustering -1.2K  Ordered 216  40M compound DB  Pharmacophore screening – output 2M compounds   Docking   900M highly purchasable compounds  Ag models  31 in-vitro   verified Hits    interactions; docking score; cavities output-9K

# AgPlenus' Holistic Discovery Approach

**ChemPass AI for Ag**

Predictions verified by wet assays

**Protein Target Selection**

- 'Target Selector'[1]
- 'Evolve'
- Target validation

**Small Chemical Molecule Identification**

- 'PointHit'
- in-vitro screening
- in-vivo screening

**Small Chemical Molecule Optimization**

- **'ActiveSearch'**
- 'De-novo SAR'[2]
- Tox & Ag models
- Pesticide similarity
- Greenhouse and field studies

**Leading compounds for pre-development**

agPlenus

1- under PoC. 2- under development.

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 A proprietary computational SAR tool to streamline Hit and Lead optimization process  ActiveSearch - Optimization Tool  Input   Bio-isosteres  generation  Ultra large DBpurchasablecompounds  Structure based analysis(Docking)   Output  List of top scoring purchasable compounds  molecule/s  Identification of bio-isosters substitutes in addition to traditional similarity/ substructure searches  Efficient search algorithm in DBs of billions of purchasable molecules

# ActiveSearch - Case Study

## ActiveSearch Yielded Purchasable Active Compounds



Distribution of % inhibition by scaffold
Scaffold A
Scaffold B
Scaffold C
Scaffold D
Scaffold E
% inhibition
100
80
60
40
20
0
-20

| Criterion | Pass/Fail | Comments |
|---|---|---|
| Compound availability | Pass | ~95% purchasable |
| Compound activity | Pass | 57% above the threshold (40% inhibition)<br>20% above 90% inhibition |
| Diversity | Pass | NEW chemicals identified |

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# Additional Capabilities Under Development

ChemPass AI FOR Ag



**Target discovery & prioritization**

TargetSelector V.2.0

Automate target assessment process to increase speed and predictive success for the selection of commercially relevant novel protein targets

**Hit discovery**

PointHit V.2.0

Predictive models for Ag activity to increase probability of success

**Hit & Lead optimization**

ActiveSearch V.1.1

Improved functionality, addition of features used in analog selection leading to enhanced predictive results

**Hit & Lead optimization**

De-Novo Design V.1.0

Design of novel compounds and assessment of synthetic feasibility resulting in fine tuning of products to better serve the target market while minimizing cost of goods

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 De-novo Design Addressing Lead-to-Candidate challenges  De-novo design of new chemical entities:  Structure activity relationship analysis (SAR)  Synthesis models – computational assessment of ease of synthesis and route of synthesis

 DashboardUser-Enabled Software

# Our Products



## Piercing/Sucking Insecticide

**Market opportunity**

- Total insecticide market – estimated at $18.7B[2]
- Europe ban on insecticide classes

**Major markets**

- Global



## Broad Spectrum Herbicide

**Market opportunity**

- Total herbicide - estimated at $30.3B[1]
- Resistance to current top products

**Major markets**

- North America, Latin America
- Needs in all major global regions



## Wheat Blotch Fungicide

**Market opportunity**

- Total fungicide market – estimated at $20.8[3]
- Resistance to current top products ('Strobilurins')

**Major markets**

- Europe, Asia
- Needs in all major global regions

1] https://www.mordorintelligence.com/industry-reports/global-herbicides-market-industry?gclid=EAIaIQobChMIqL--hsHMgAMVoJODBx2ZLQeZEAAYAiAAEgLXqvD_BwE
2] https://www.mordorintelligence.com/industry-reports/global-insecticides-market-industry?gclid=EAIaIQobChMIwcXxqcHMgAMVkpCDBx2xiAeyEAAYASAAEgK5mfD_BwE
3] https://www.mordorintelligence.com/industry-reports/global-fungicides-market-industry

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# AgPlenus Pipeline

| Product Program Name / Type | Protein Name | Discovery | | | Pre-Development |
|---|---|---|---|---|---|
| | | Protein Identification & Selection | Hit Identification | Hit & Lead Optimization | |
| **HERBICIDES** | | | | | |
| **Broad spectrum** | APTH 1 | | S1 | | |
| | | | S2 | | |
| | | | S3 | | |
| **Corteva Collaboration** | | Confidential | Confidential | | |
| **INSECTICIDES** | | | | | |
| **Piercing/sucking** | APTI 1 | | S1 | | |
| **FUNGICIDES** | | | | | |
| **Wheat blotch** | | | | | |

S- scaffold

Completed In process Completed In process In process

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Business Model  LicensingModel  Development up to Lead optimization, by AgPlenus   Hand off to partner  Revenue via license, milestones, royalties  Collaboration Model   Co-development utilizing AgPlenus’ and partner’s capabilities  Flexible entry point along development path  Revenue via upfront fee, R&D reimbursement, milestones, royalties  Joint Product Model  Co-development starting at identification of market target  Revenue via R&D reimbursement, milestones, royalties

 Collaboration   Agreement  Joint Product   Development  Licensing   Agreement  Registration & Commercialization  Development  Pre-Development  Hit and Lead Optimization   HitIdentification  TargetSelection  TargetIdentification  Go to Market Strategy  Partnering Opportunities  AgPlenus  Partner  License fees  R&D reimbursement  Milestone payments  Royalties

 Collaboration Agreement  License to Corteva  Corteva has exclusive license to products of collaboration  AgPlenus receives research fees, milestones & royalties upon commercialization  Develop new MoA herbicidesto target resistant weeds   Started in March 2020  AgPlenus to discover & optimize herbicide candidates  Corteva to conduct testing & product development

 Partnership Opportunities  Full R&D capabilities companies  New projects, identified targets, SAR, pipeline projects  Opportunities  Interest in partnering for earlier innovation  Pipelineprojects  Opportunities  Generic companies  Pipelineprojects  Asian entities  Opportunities  Discovery companies  Target identification,hit ID,optimization  MoA  Opportunities

 The Management Team   Innovative & Experienced Management Team   Brian Ember, PhD | CEO  Previous positions:   Biotalys, Head of Global Portfolio Management & Head of Marketing  AgriMetis, Business Development   Merav Beiman, PhD | VP R&D  Previous positions:   ImmPACT-Bio, CEO  Ferring, R&D  Compugen, R&D  QBI, R&D  Mirit Ram, MSc | VP Portfolio Management  Previous positions:   Evogene, PM  FMC, PM  HP, R&D  Yaron Elad | CFO  Previous positions:   Yamba Group Int. Ltd, CFO  Recoly NV, CFO  e-Sim Ltd., CFO  Liat Foigel-Wejgman | VP HR  Previous positions:   Evogene, HR Director

 Board   Experienced Board of Directors  Ofer Haviv | Chairman of The Board  Evogene, President & CEO  Robert A. Woods | Director  Former Chair of Marrone Bio Innovations,  CEO and Chair of Targeted Growth Inc.  Former Chair of Syngenta Corp, US  Adrian Percy | Director  North Carolina Plant Sciences Initiative (N.C. PSI), Executive Director   Board of Directors: Evogene, BioLumic, Nufarm, FA Bio  Previously: UPL, CTO  Previously: Head of R&D, Bayer  Eran Kosover | Director  Atera Networks  Previously: AgPlenus Ltd., CEO  Previously: Evogene, EVP & GM Crop Protection   Sassi Masliah | Director  Evogene, VP Corporate Development

 Summary  Target-based design with new MoA for sustainable and resistance breaking products  Continuous incremental tech platform improvements  Large molecule database provides wide chemical space   Combined computational and biological platforms   Higher probability of success  Flexible business model  31

 THANK YOU  www.agplenus.com